Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Adaptimmune Therapeutics plc:

We consent to the incorporation by reference in the registration statement (No. 333-203929) on Form S-8 of Adaptimmune Therapeutics plc of our report dated October 12, 2015 with respect to the consolidated balance sheets of Adaptimmune Therapeutics plc as of June 30, 2015 and 2014, and the related consolidated statements of income, comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended June 30, 2015 which report appears in the June 30, 2015 annual report on Form 20-F of Adaptimmune Therapeutics plc.

/s/ KPMG LLP

Reading, United Kingdom

12 October 2015